Inbox Beverage Inc

OFFERING STATEMENT



Issuer Name	Inbox Beverage Inc.
Doing Business As	Inbox Beverage
Offering Amount	$25,000 – $124,000
Security Type	Convertible Promissory Note
Valuation Cap	$4,500,000
Discount Rate	20% of the value of the business at conversion
Interest Rate	8% compounded annually on the unpaid principal balance
Maturity Date	36 months from target end date
Security Interest	Blanket lien on assets of the company
Conversion	At Maturity Date or qualifying financing event, whichever is sooner

COMPANY OVERVIEW

Inbox Beverage Inc. is a beverage manufacturing enterprise offering turnkey distillery and craft brewery setup solutions. The company has recently launched within the commercial market following successful prototype development, and currently has a sales pipeline valued at $6M.

Our patent-pending system marks a progressive advancement in facility creation, putting all the necessary elements in one curated and customizable shipping container package. Designs can be tailored to a variety of spaces and use cases, and Inbox Beverage further ensures the success of each maker by extending our expert technical and customer support. We are also actively focused on developing sustainable trade tools, such as our Liquid Cleanse system which eliminates harmful waste byproducts from the brewing process.

Company History
Inbox Beverage was launched May of 2022 at the Craft Brewers Conference. Max, has been working on the Inbox model since 2021, building designs and submitting patent applications. During Max's time at a world-renowned brewery, he recognized a need in the market to build a faster and easier model to the beverage creation space.

COMPANY ELIGIBILITY

Name of issuer: Inbox Beverage Inc
State of Organization: Delaware
Date Company Was Formed: 3/31/2022
Type of Company: Corporation
Physical Address: 56 Stamford St, Apt 107, Asheville, NC 28803
Web Address: www.inboxbeverage.com
# of Employees: 2

Qualified Third Party: North Capital Private Securities

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Max Fann	Stock	60.0%
David Fann	Stock	40.0%

The above is the only ownership outstanding for the company. The ownership interests of a Delaware Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Max Fann
Employer: Inbox Beverage Inc
Title: CEO
Dates of service: October 2022 - present

Previous Work Experience
Employer: Wicked Weed Brewing
Title: Brewer
Dates of service: 2013 - October 2022

Max Fann, Starting at Wicked Weed as a busser, I've always been diligent with a strong attention for detail in how I prepare and execute objectives. I have always been eager to learn more, welcome new challenges and improve my performance. While working at the pub my superiors emphasized quality and efficiency to run a fast-paced production facility through a 15- barrel brewhouse. During my time at the Sour production facility, Andrew coached quality and attention to detail, which I embraced and continued to the clean production facility where efficiency is critical to facilitate high performance demands. I have my associates in applied sciences with a Brewing, Distillation and fermentation degree. After this, I went on to receive my Bachelor in Business and Administration through Western Carolina, and am one semester away from my Master in Business Administration.

David Fann
Employer: Inbox Beverage Inc
Title: President
Dates of service: October 2022 - present

Previous Work Experience
Employer: Hedger Ventures
Title: Managing Director
Dates of service: 2021 - present

Employer: Avadim Health
Title: President
Dates of service: 2012 - 2021

Avadim Health 2012-2021 President, Hedger Ventures 2021-Present Managing Director of North America.

David Fann, 25+ years as CEO and President and Founder of 8 companies across various industries include Healthcare, Financial and Tech.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We will utilize the funds to buy distillery equipment to finalize our distillery container. Also, utilize funds for kegs purchasing and expand IP applications(patents).

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Brewing and distilling equipment	$124,000
Total	$124,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History
The Company has been operating only since 2022, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk

The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

Previous Bankruptcy

Key person David Fann filed for Chapter 7 bankruptcy in January 2013.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using

a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an

independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral
Although investors will have a first lien security interest on certain collateral / blanket lien in the assets of the company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

Dram Shop Liability Risk
The Company plans to serve alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under law, if an establishment serves alcoholic beverages to a visibly intoxicated person, that establishment (in this case, the Company) is liable for any damages caused by that person, even if these damages occur outside of Company property, or a time subsequent to the service of alcoholic beverages to that person (this is known as Dram Shop liability). The Company could be subject to legal liability if the persons or entities so injured sue the Company and the resulting liability is not covered by insurance.

Social Host Liability Risk
Insofar as the Company plans to serve alcoholic beverages on its premises, it incurs the risk that it might

serve these beverages to minors, either knowingly or unknowingly. If this occurs, the Company or its employees might be subject to criminal penalties or arrest, impeding their ability to operate the Company or damaging the Company's brand or reputation. Moreover, the Company might be liable for any damages not covered by insurance caused by an underage person under the influence of alcohol, to the extent that the Company or its employees knowingly served alcohol to an underage person.

Premises Liability Risk
The Company plans to serve beer at a physical tap room. Even if the Company complies with all applicable laws and regulations concerning the service of alcoholic beverages, and even if nobody at its events consumes alcohol, customers might become injured due to the negligence of the Company. For example, customers might fall because the taproom was constructed improperly. If the customers so injured sue the Company, the resulting liability might not be covered by insurance.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000	$124,000
Less: Intermediary Fee*	$2,000	$8,940
Less: Admin Fee**	$75	$75
Net Proceeds	$22,925	$114,985

* Applied at a marginal-rate based upon amount raised:
    Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.
** $75 fee to file UCC-1 with Delaware Department of State + $25 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Inbox Beverage Inc and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Inbox Beverage Inc ("Note Purchase Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Qualified Third Party of the Offering is North Capital Private Securities Corporation.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are convertible promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Convertible Promissory Note, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Convertible Promissory Note. However, this is only a summary. Before investing, you should read the Convertible Promissory Note in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 8.00% per year.

- The Company must repay the principal and accrued, unpaid interest on or before the Maturity Date.

- The Maturity Date of the Convertible Promissory Note is 36 months from the target end date of this Offering.

- The Company must repay at Maturity Date or upon Date of Conversion, whichever is sooner.

- The Company must repay your principal (the amount you invested) if the Company is sold or otherwise experiences a "change of control."

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

      n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    The company filed for a Reg CF offering in December 2022 but did not sell any securities.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a blanket lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

CREDITOR NAME/ADDRESS	ORIGINAL DATE	ORIGINAL AMOUNT	TERM OR MATURITY DATE	PRESENT BALANCE	INTEREST RATE	MONTHLY PAYMENT	COLLATERAL	WHAT WAS LOAN FOR?
John Lyda	6/1/22	$5,000	6/1/25	$5,000	8%	N/A	Assest	Stock
Alan Wray	4/17/22	$50,000	4/17/25	$50,000	8%	N/A	Assest	Stock
Ross Krieg	3/23/22	$5,000	6/23/25	$5,000	8%	N/A	Assest	Stock
Nate Smith	3/31/22	$7,500	3/31/25	$7,500	8%	N/A	Assest	Stock
Total Present Balance (Total must agree with balance shown on Interim Balance Sheet)				$67,500				

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

See Exhibit C for Financial Statements.

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i) at the time of the filing of this offering statement bars the person from:

            a) association with an entity regulated by such commission, authority, agency or officer;
            b) engaging in the business of securities, insurance or banking;
            c) engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

      ii) places limitation on the activities, functions or operations of such person;

      iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
      ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

CONVERTIBLE NOTE FINANCING SUMMARY OF TERMS

THIS TERM SHEET SUMMARIZES THE PRINCIPAL TERMS OF THE PROPOSED FINANCING INBOX BEVERAGE INC., **(THE "COMPANY"). THISTERM SHEET IS PROVIDED FOR DISCUSSION PURPOSES ONLY; THERE IS NO OBLIGATION ON PART OF ANY NEGOTIATING PARTY UNTIL ALL PARTIES SIGN A DEFINITIVE NOTE PURCHASE AGREEMENT. THE TRANSACTIONS CONTEMPLATED IN THIS TERM SHEET ARE SUBJECT TO THE SATISFACTORY COMPLETION OF DUE DILIGENCE. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES OF ANY KIND.**

Issuer: Inbox Beverage Inc.

Type of Security: Up to $124,000 in convertible promissory notes (the "Notes")

Interest Rate: Annually compounded interest rate of 8%

Security: Assets of lnbox Beverage Inc.,

Term: Maturity Date shall be 36 months from the date of each Note, or the date of any third-party purchase. Investor has option to get principal plus interest at maturity date at term, or convert to equity at 20% discount at maturity date valuation. Terms are binding on any successor organization.

Governance: The original Board will have three seats: (2) founders, and (1) one person elected by the founders. Board membership is subject to future member/shareholder election.

<u>**PROMISSORYNOTE**</u>

This Promissory Note is made by and between lnbox Beverage Inc., having a principal place of business at 56 Samford St., Suite 107, Asheville, North Carolina ("Company")

WHEREAS Company is raising funds to be used as operating capital by offering an investment opportunity; and

WHEREAS Investor would like to invest in Company;

THEREFORE the Parties agree as follows:

1. INVESTMENT. Investor shall pay to Company the sum of _____ us Dollars ("the "Investment"), to be repaid by Company with interest accruing on the unpaid balance at a rate of 8 percent per annum, compounded annually ("the Interest Rate"), beginning on the Effective Date, under the following terms and conditions:

2. MATURITY. The full balance of this Note, including any accrued interest and late fees ("the Full Balance"), is due and payable on the third anniversary of the Effective Date ("the Due Date"), and within a grace period of five (5) days after the Due Date. If the Full Balance is not paid by within the grace period, the Note shall be considered in default, and interest on the Full Balance shall continue to accrue at the Interest Rate. In the case of default, Company shall have a period of thirty days to cure the default without additional penalty.

3. INVESTOR'S OPTION. At Investor's option, Investor may opt to receive an equity share of Company in place of payment of the Full Balance. Investor must give Company 30 days' written notice of exercising this option or the default consideration will be payment of the Full Balance. If Company timely opts to receive an equity share, Company shall transfer to Investor equity in Company in an amount equal to 80% of the Full Balance, based on the appraised value of

Company as of the Due Date, and shall no longer owe payment of the Full Balance to Investor.

4. SECURITY. This note shall be secured under the following:

The Company agrees to provide assets of the Company ("the Security"), which shall transfer to the possession and ownership of Investor if this Note should be in default. The Security may not be sold or transferred without Investor's consent during the term of this Note. If Company breaches this provision not to transfer the Security, Investor may declare all sums owing under this Note immediately due and payable, unless prohibited by applicable law, as its sole recourse.

If Company defaults under this Note without curing said default, Investor shall have the right to obtain a lien on the Security in an amount not to exceed the Full Balance, and Company hereby consents to such lien. Investor shall have the sole option to accept the Security as full payment for the Full Balance of this Note in the case of default, without further liabilities or obligations on the part of Company. Investor understands that its rights to ownership of the Security are subject to joint rights of other investors of Company who may be granted the same Security.

5. SUCCESSORS. The Parties agree that the terms and conditions of this Note, including all rights and obligations, shall be made binding on any and all successors and assign of the Parties.

6. ATTORNEYS' FEES AND COSTS. Company shall pay all costs incurred by Investor in collecting sums due under this Note after a default, including reasonable attorneys' fees. If Investor or Company sues to enforce this Note or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys' fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appeal) from the non-prevailing party.

7. WAIVER OF PRESENTMENTS. Company waives presentment for payment, a notice of dishonor, protest, and notice of protest.

8. NON-WAIVER. No failure or delay by Investor in exercising Investor's rights under this Note shall be considered a waiver of such rights.

9. SEVERABILITY. In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect.

10. INTEGRATION. There are no oral or other agreements that modify or affect the terms of this Note, which supersedes any previous explicit or implied agreements regarding the subject matter of this Note. This Note may not be modified or amended except by a written agreement signed by Company and Investor.

11. CONFLICTING TERMS. The terms of this Note shall have authority and precedence over any conflicting terms in any referenced agreement or document.

12. NOTICE. Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile, or (d) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be made to the parties at the addresses listed below.

13. GUARANTORS. There shall be no person or entity, under the terms of this Note, that shall be responsible for the payment, late fees, and any accrued interest other than Company.

14. EXECUTION. The individual signing on behalf of Company executes this Note as a principal of Company and not as a surety.

15. GOVERNING LAW. This note shall be governed under the laws in the State of North Carolina, and any disputes hereunder shall be adjudicated in the appropriate state or Federal courts of the State of North Carolina.

SECURITY AGREEMENT

This Security Agreement by Inbox Beverage Inc, Delaware Corporation (the "<u>Debtor</u>"), having a principal place of business located at 56 Stamford St, Apt 107, Asheville, NC 28803 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "<u>Collateral Agent</u>" or "<u>Secured Party</u>").

Recitals

A.   The Debtor has entered into that certain Note Purchase Agreement (the "<u>NPA</u>") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "<u>Notes</u>") to holders (the "<u>Holders</u>") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "<u>Title III Offering</u>"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "<u>Portal</u>"); and

B.   Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1.   **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "<u>Security Interest</u>") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "<u>Collateral</u>"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "<u>Code</u>"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2.   **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3.   **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4.   **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(b) The state of formation of the Debtor is Delaware. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(c) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(d) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(e) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(f) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(g) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will

not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(h) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(i) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(j) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(k) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(l) Debtor and Debtor will comply with each covenant set forth in the NPA;

(m) Debtor will not hereafter grant a security interest in the Collateral to any person, firm or corporation;

(n) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(o) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(p) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without

limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i)   executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii)   causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii)   complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv)   obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v)   obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi)   taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6.   **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206
Debtor	c/o Max Fann Inbox Beverage Inc 56 Stamford St, Apt 107, Asheville, NC 28803

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **<u>Waiver of Jury Trial</u>**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

EXHIBIT C – FINANCIAL STATEMENTS

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Max Fann

_____

Max Fann

Inbox Beverage Inc